DRONEDEK Reg CF – Offering Terms

Offering Company: DRONEDEK Corporation

Crowdfunding Platform: Wefunder

Offering Shares: 535,000 Common Shares

Offering Price Per Share: $2.00

Shares Rights: Voting with designated proxy

Offering Minimum: $100,000

Offering Maximum: Current Reg CF limit of $1,070,000 or revised higher limit as applicable.

Minimum Investment: $100.00

Length of Offering Campaign: 4 months with option to extend time period